COMMENTS RECEIVED ON 2/6/2019

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS, LLC (File No. 811-21667)

Fidelity Communication Services Central Fund, Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund, Fidelity Materials Central Fund, Fidelity Real Estate Equity Central Fund, and Fidelity Utilities Central Fund

AMENDMENT NO. 49

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II, LLC (File No. 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

AMENDMENT NO. 35

1.

Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Floating Rate Central Fund, and Fidelity Emerging Markets Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies” and “Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

2.

Fidelity Investment Grade Bond Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for the fund.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

3.

Fidelity Emerging Markets Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other equity investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. The Adviser normally invests the fund's assets primarily in common stocks.”

C:

The Staff requests we disclose the specific criteria the fund uses to determine that an investment is economically tied to an emerging market.

R:

The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, “Country or Geographic Region.” In the funds’ SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

Country or Geographic Region.  Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.